								Exhibit 12.1
Calculation of Ratio of Earnings to Fixed Charges

	December 31,
(dollars in thousands)	2013		2012		2011		2010		2009
Earnings
Income (loss) before provision
for income taxes	$76,247		$105,934		$130,411		$66,488		$104,346
Plus: fixed charges (1)	7,547		8,099		7,812		30,258		29,067
	$83,794		$114,033		$138,223		$96,746		$133,413

Fixed Charges:
Gross interest expense	5,475		6,042		5,964		28,618		27,354
Estimate of the interest
within operating leases	2,072		2,057		1,848		1,640		1,713
	$7,547		$8,099		$7,812		$30,258		$29,067

Ratio of earnings to
fixed charges	11.1	x	14.1	x	17.7	x	3.2	x	4.6	x

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.